Regulatory Announcement

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REFERENCE No: 82-34854

Company	C&C Group Plc
TIDM	CCR
Headline	Holding(s) in Company
Released	17:21 11-Nov-05
Number	0491U

RECEIVED
2005 NOV 17 P 12:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO

05012653

ll relevant boxes should be completed in block capital letters.

1. Name of listed company

C & C Group plc

2. Name of shareholder with a major interest
FMR Corporation
Fidelity International Limited
Edward C Johnson

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FMR Corporation
Fidelity International Limited
Edward C Johnson

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See attached list

PROCESSED
NOV 18 2005
THOMSON FINANCIAL

5. Number of shares/amount of stock acquired

N/A

6. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

N/A

7. Number of shares/amount of stock disposed

3,874,473

8. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

1.195%

9. Class of security

Ordinary shares of E0.01 each

10. Date of transaction

N/A

11. Date listed company informed

11 November 2005

12. Total holding following this notification

44,689,533

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

13.79%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

Noreen O'Kelly
Group Secretary
+ 353 1 616 1100

16. Name and signature of duly authorised officer of the listed company responsible for making this notification

Noreen O'Kelly
Group Secretary

Date of notification 11 November 2005

FMR Corporation
Fidelity International Limited
Shareholding in C&C Group plc

Shares held	Management Company	Nominee / Registered Name
335,008	FII	JP MORGAN, BOURNEMOUTH Total
49,731	FIL	BANK OF NEW YORK BRUSSELS Total
37,759	FIL	BANK OF NEW YORK EUROPE LDN Total
151,068	FIL	BROWN BROS HARRIMN LTD LUX Total
1,948,526	FIL	JP MORGAN, BOURNEMOUTH Total
137,551	FIL	NORTHERN TRUST LONDON Total
53,915	FIL	STATE STR BK AND TR CO LNDN (S Total
20,159,417	FISL	JP MORGAN, BOURNEMOUTH Total
3,829,000	FMRCO	BROWN BROTHERS HARRIMAN AND CO Total
7,324,800	FMRCO	JP MORGAN CHASE BANK Total
65,411	FMRCO	NOTHERN TRUST LONDON Total
2,920,872	FMRCO	STATE STREET BANK AND TR CO Total
3,700	FMRCO	MELLON BANK Total
142,700	FMTC	BANK OF NEW YORK Total
413,981	FMTC	BROWN BROTHERS HARRIMAN AND CO Total
137,000	FMTC	JP MORGAN CHASE BANK Total
106,800	FMTC	NORTHERN TRUST CO Total
757,486	FMTC	STATE STREET BANK AND TR CO Total
98,138	FPM	BANK OF NEW YORK BRUSSELS Total
18,419	FPM	CHASE MANHATTAN LONDON Total
66,804	FPM	CHASE MANHTTN BK AG FRNKFRT (S)
15,788	FPM	DEXIA PRIVATBANK Total
277,600	FPM	HSBC BANK PLC Total
3,135,242	FPM	JP MORGAN, BOURNEMOUTH Total
36,400	FPM	JP MORGAN CHASE BANK Total
104,252	FPM	MELLON BANK Total
1,096,968	FPM	NORTHERN TRUST LONDON Total
1,227,011	FPM	STATE STR BK AND TR CO LNDN (S)
16,800	FICL	JP MORGAN, BOURNEMOUTH Total
21,386	FIA(K)L	STATE STREET HONG KONG
44,689,533		TOTAL

ND

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